(LETTERHEAD OF CAHILL GORDON & REINDEL LLP)












                                 (212) 701-3186
                                                                 August 17, 2005


                Re: Trinsic, Inc.
                    Amended Preliminary Proxy Statement on
                    Schedule 14A
                    Filed August 17, 2005
                    File No. 000-28467
                    ----------------------------------------

Dear Ms. Anderson:

     On behalf of Trinsic, Inc., this letter is provided in connection with the Amended Preliminary Proxy Statement on Schedule 14A referenced above. Trinsic's Amended Preliminary Proxy Statement contains changes in response to my telephone call with Ted Yu on August 12, 2005 and your letter of the same date. Capitalized terms used in the responses below have the meanings provided in the Amended Preliminary Proxy Statement.

General

     1. Comment: Trinsic should not mail the Definitive Proxy prior to the completion of the review of its Form 10-K for the fiscal year ended December 31, 2004.

     Response: Trinsic will not mail its Definitive Proxy until the Commission confirms that its review of Trinsic's Form 10-K is complete.

     2. Comment: Trinsic should increase the disclosure regarding the effect of the reverse stock split and conversion. For example, please disclose how these events will affect liquidity, trading volume and the dilution of non-Fund shareholders.

     Response: Trinsic has added disclosure to the proxy in response to this comment. Please see, e.g., pages 2, 3, 11, 12, 13 and 16 of the amended preliminary proxy statement.


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     3. Comment: In Trinsic's description of potential conflicts of interest, include a more clear description of Messrs. Tucker's and Cowen's affiliation with the Fund, including partnership status and financial interests.

     Response: Trinsic has added disclosure to the proxy in response to this comment. Please see, e.g., pages 5 and 11 of the amended preliminary proxy statement.

     4. Comment: Trinsic should more fully disclose the effect of the issuance of the Series H Preferred Stock on the Fund's control of Trinsic.

     Response: Trinsic has added disclosure to the proxy in response to this comment. Please see, e.g., pages 2 and 3 of the amended preliminary proxy statement.

     Trinsic has not made any material changes in the amended preliminary proxy statement for reasons other than in response to specific staff comments.

     Trinsic has acknowledged the following and has requested these statements be made on their behalf:

     o Trinsic is responsible for the adequacy and accuracy of the disclosure in the filing of the proxy statement;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Trinsic may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                Very truly yours,


                                /s/ Gary A. Brooks
                                ----------------------------
                                Gary A. Brooks

Ms. Michele M. Anderson
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406


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

VIA EDGAR TRANSMISSION

cc: Mr. Horace J. Davis, III
    Mr. Ted Yu








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